FORM 6-K


02027565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration
Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 8th April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.

Date: 8th April 2002   COLT Telecom Group plc

                                                         By:

                                                         Mark A. Jenkins
                                                         Legal Services Director

AVS: 292525

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

   Notification is in respect of indirect interests

3. **Please state whether notification indicates that it is in respect of holding of the**

   Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Notification is in respect of a non-beneficial interest held by CGNU plc. either directly or through its subsidiary, Morley Fund Management Limited

4. **Name of the registered holder(s) and, if more than one holder, the number of**

   shares held by each of them

   BNY Norwich Union Nominees Ltd: 16,770,237

   Chase GA Group Nominees Ltd: 15,873,268

   CUIM Nominees Ltd: 11,646,503

   RBSTB Nominees Ltd: 646,411

5. **Number of shares/amount of stock acquired**

   N/A

6. **Percentage of issued class**

   N/A

7. **Number of shares/amount of stock disposed**

   19,752,647

8. **Percentage of issued Class**

   Less than 1%

9. **Class of security**

   Ordinary Shares of 2.5p

10. **Date of Transaction**

    4 April 2002

11. **Date Company informed**

    8 April 2002

1

12. **Total holding following this notification**

   44,936,419

13. **Total percentage holding of issued class following this notification**

   2.98%

14. **Any additional information**

   N/A

15. **Name of contact and telephone number for queries**

   John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 2 April 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority